02052406

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Credit Suisse First Boston Mortgage Securities Corp.
Exact Name of Registrant as Specified in Charter

0000802106
Registrant CIK Number

FOR 8/28/02
Form 8-K, August 23, 2002 Home Equity Pass-Through Certificates, Series 2002-1

Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

~~[illegible]~~ 333-37616
SEC File Number, if available

____

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CREDIT SUISSE FIRST BOSTON
MORTGAGE SECURITIES CORP.

By: Helaine Hebble
Name: Helaine Hebble
Title: Senior Vice President

Dated: August 27, 2002

DERIVED INFORMATION [07/18/02]

[380,000,200] Bonds Offered (Approximate)

HEMT Series 2002-2

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

[380,000,200] (Approximate)

Mortgage Pass-Through Certificates, Series 2002-2

Pricing Information

Offered Certificates (1):

Class	Approximate Certificate Balance ($)	Bond Type	Coupon (2)	WAL (Years)	Proposed Ratings (S&P/Moody's)
A-1	[151,500,000]	Senior/Adj	LIBOR + []%	[1.00]	AAA/Aaa
A-2	[50,000,000]	Senior/Fixed	[]%	[2.98]	AAA/Aaa
A-3 (5)	[33,750,000]	Senior/Fixed	[]%	[5.47]	AAA/Aaa
A-4 (5)	[42,500,000]	Senior/Fixed	[]%	[8.94]	AAA/Aaa
A-5 (5)	[27,250,000]	Senior/Fixed	[]%	[2.98]	AAA/Aaa
A-R (4)	[100]	Senior/Residual	Net WAC	N/A	AAA/N/A
M-1	[38,000,000]	Mezzanine/Adj	LIBOR + []%	[6.51]	AA/Aa2
M-2	[22,750,000]	Mezzanine/Adj	LIBOR + []%	[6.51]	A/A2
B	[14,250,000]	Subordinate/Adj	LIBOR + []%	[6.51]	BBB/Baa2
Total	[380,000,100]				

Non-Offered Certificates:

Class	Approximate Certificate Balance ($)	Bond Type	Coupon	WAL (Years)	Proposed Ratings (S&P/Moody's)
X-1	[0]	Subordinate	Variable	N/A	N/A
X-2	[0]	Charged Off Loans	0.00%	N/A	N/A
P (3)	[100]	Subordinate	Net WAC	N/A	N/A

(1) The collateral ramp assumes [6%] CPR increasing to [20%] CPR in month [12]. Bonds are priced to call. Initial class balances will be +/- 10% of that indicated.
(2) A Net Funds Cap caps the coupons on the offered Certificates.
(3) Receives the prepayment penalties collected on the mortgage loans.
(4) Non-economic residual with the tax liabilities of the REMIC.
(5) It is expected that Financial Security Assurance Inc. will wrap a portion of the seniors.

SUMMARY TERMS

Underwriters:	Credit Suisse First Boston Corporation
Depositor:	Credit Suisse First Boston Mortgage Securities Corporation
Servicers:	Wilshire Credit Corporation, Ocwen Federal Bank FSB
Trustee:	JPMorgan Chase Bank
Cut-off Date:	[August 1, 2002] for the initial Mortgage Loans.
Deal Settlement:	On or about [August 27, 2002]
Investor Settlement:	On or about [August 28, 2002]
Distribution Dates:	25th day of each month (or the next succeeding business day), beginning in September 2002
Accrual Periods:	With regard to the Offered Certificates, except the Class A-R, Class A-2, Class A-3, Class A-4 and Class A-5 (i) for any Distribution Date, other than the Distribution Date in September 2002, the period commencing on the Distribution Date in the month immediately preceding the month in which such Distribution Date occurs through the day before such Distribution Date and (ii) for the Distribution Date in September 2002, the period commencing on the Deal Settlement Date through September 24, 2002. With regard to the Class A-R, Class A-2, Class A-3, Class A-4 and Class A-5 Certificates, the calendar month immediately preceding the month in which such Distribution Date occurs.
Delay Days:	[24 days with respect to the Class A-R, Class A-2, Class A-3, Class A-4 and Class A-5 Certificates and 0 days with respect to the other Certificates.]
Pricing Prepayment Speed:	100% of the prepayment assumption (the "PPC") describes prepayments starting at [6%] CPR in month 1, increasing by approximately [1.27%] CPR per month to [20%] CPR in month 12, and remaining at [20%] CPR thereafter.
Certificate Ratings:	S&P and Moody's rate the Class A-1, Class A-2, Class A-3, Class A-4, Class A-5, Class M-1, Class M-2, Class B and Class A-R Certificates as follows:

Class A-1:	AAA/Aaa
Class A-2:	AAA/Aaa
Class A-3:	AAA/Aaa
Class A-4:	AAA/Aaa
Class A-5:	AAA/Aaa
Class M-1:	AA/Aa2
Class M-2:	A/A2
Class B:	BBB/Baa2
Class A-R:	AAA/N/A

Prefunding Amount:	[TBD]
Capitalized Interest Account	[TBD]
Offered Certificates:	The Class A-1, Class A-2, Class A-3, Class A-4, Class A-5, Class A-R, Class M-1, Class M-2 and Class B Certificates

ERISA Eligibility:	Subject to the considerations and conditions described in the Prospectus and Prospectus Supplement. It is expected that the Class A-1, Class A-2, Class A-3, Class A-4, Class A-5, Class M-1, Class M-2 and Class B Certificates may be purchased by employee benefit plans that are subject to ERISA.
SMMEA Treatment:	The Certificates ***will not*** constitute "mortgage related securities" for purposes of SMMEA.
Origination Disclosure Practices:	Some of the mortgage loans are subject to special rules, disclosure requirements and other regulatory provisions because they are high cost loans. Purchasers or assignees of these high cost loans, including the trust, could be exposed to all claims and defenses that the mortgagors could assert against the originators of the mortgage loans. Remedies available to a mortgagor include monetary penalties, as well as rescission rights if the appropriate disclosures were not given as required or if other violations occurred.
Taxation:	REMIC.
Optional Termination:	[10%] optional clean-up call.
Maximum Pool Balance:	The aggregate of the initial principal balance of the Mortgage Loans plus the Prefunding Amount.
Coupon Step-up:	If the optional clean-up call is not exercised, the pass-through rate on the Offered Certificates will be increased by (1) the lesser of (a) 50 basis points and (b) the initial pass-through margin with respect to the Class A-1 Certificates; (2) by the lesser of (x) 50 basis points and (y) half the initial pass through margin with respect to the Class M-1, Class M-2, and Class B Certificates; and (3) by 50 basis points with respect to the Class A-2, Class A-3, Class A-4 and Class A-5 Certificates.
Pass-through Rate:	For the Offered Certificates other than the Class A-R, Class A-2, Class A-3, Class A-4 and the Class A-5 Certificates, the lesser of (i) One-Month LIBOR plus the applicable margin, (ii) the Maximum Interest Rate and (iii) the Net Funds Cap. For the Class A-2 Certificates, the lesser of [%] and the Net Funds Cap. For the Class A-3 Certificates, the lesser of [%] and the Net Funds Cap. For the Class A-4 Certificates, the lesser of [%] and the Net Funds Cap. For the Class A-5 Certificates, the lesser of [%] and the Net Funds Cap. For the Class A-R Certificates, the Net Funds Cap.
Net Funds Cap:	With respect to each Distribution Date, a fraction, expressed as a percentage, obtained by dividing (x) the amount of interest which accrued on the Mortgage Loans minus the sum of: (i) the servicing fee, (ii) the trustee fee amount, (iii) the loss mitigation advisor fee, and (iv) the premium due for the certificate guaranty insurance policy, by (y) the product of (i) the aggregate collateral balance of the Mortgage Loans as of the immediately preceding Distribution Date and (ii) (a) 1/12 in the case of the Class A-2, Class A-3, Class A-4 and Class A-5 Certificates or (b) the actual number of days in the immediately preceding interest accrual period divided by 360 in the case of the other Offered Certificates.
Basis Risk Carry Forward Amount:	If on any Distribution Date, the Pass-Through Rate for a Class of Offered Certificates, except the Class A-2, Class A-3, Class A-4 and Class A-5, is based on the Net Funds Cap, the excess of (i) the amount of interest such Class would have been entitled to receive on such Distribution Date had the applicable Pass-Through Rate not been subject to the Net Funds Cap, up to the Maximum Interest Rate, over (ii) the amount of interest such Class of Certificates received on such Distribution Date based on the Net Funds Cap, together with the unpaid portion of any such excess from prior Distribution Dates (and accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net Funds Cap) is the "Basis Risk Carry Forward Amount" on such Class of Certificates. The ratings on each Class of Certificates do not address the likelihood of the payment of any Basis Risk Carry Forward Amount.
Maximum Interest Rate:	A rate equal to (i) the weighted average of the mortgage rates less (ii) the servicing fee, the trustee fee and credit risk manager fee.
Principal and Interest	Each servicer will be obligated to make cash advances with respect to delinquent payments of principal and

Advancing: interest on the mortgage loans to the extent deemed recoverable (as described in the Prospectus Supplement).

Accrued Certificate Interest: For each Class of Offered Certificates, on any Distribution Date, shall equal the amount of interest accrued during the related Interest Accrual Period on the related Class Principal Balance.

Interest Carry Forward Amount: For each Class of Offered Certificates, on any Distribution Date, shall equal the sum of (i) the excess of (x) the Accrued Certificate Interest for such Class with respect to prior Distribution Dates (excluding any Basis Risk Carry Forward Amount with respect to such Class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (y) the amount actually distributed to such Class with respect to interest on such prior Distribution Dates and (ii) interest on such excess at the Pass-Through Rate for such Class.

Credit Enhancement:

1. Excess cashflow
2. Overcollateralization.
3. Subordination (see table below).

Class	Expected Initial Credit Enhancement*	Expected Initial Target Credit Enhancement*	Expected Final Target Credit Enhancement**
A	[19.74]%	[23.49]%	[46.97]%
M-1	[9.74]%	[13.49]%	[26.97]%
M-2	[3.75]%	[7.50]%	[15.00]%
B	[0.00]%	[3.75]%	[7.50]%

* Prior to stepdown date, based on Maximum Pool Balance.

** On or after stepdown date, based on current pool balance.

Overcollateralization:

1. Before the Stepdown Date, the required overcollateralization amount is initially [3.75]% of the Maximum Pool Balance.
2. On and after the Stepdown Date, the required overcollateralization amount is [7.50]% of the outstanding pool balance (subject to a Trigger Event).
3. The required overcollateralization amount is subject to a floor of [0.50]% of the Maximum Pool Balance.
4. On any Distribution Date on or after the Stepdown Date, if a Trigger Event occurs or is continuing, the required overcollateralization amount will be equal to the required overcollateralization amount in effect for the Distribution Date immediately preceding such Distribution Date.

Senior Enhancement Percentage: With respect to any Distribution Date, the percentage obtained by dividing (x) the sum of (i) the aggregate Class Principal Balance of the Class M-1, Class M-2 and Class B Certificates and (ii) the overcollateralization amount, in each case after giving effect to payments on such Distribution Date, by (y) the aggregate collateral balance for such Distribution Date.

Stepdown Date: The later to occur of (i) the Distribution Date in [September] 2005 and (ii) the first Distribution Date on which the Senior Enhancement Percentage is greater than or equal to [46.97]%.

Trigger Event: A Trigger Event will be in effect for any Distribution Date if (a) the Delinquency Rates for each of the three *(or one and two, in the case of the first and second distribution dates, respectively)* immediately preceding months equals or exceeds [TBD] of the Senior Enhancement Percentage for such Distribution Date or (b) the cumulative realized losses on the mortgage loans exceed the percentage of the Maximum Pool Balance for that distribution date as specified below:

Distribution Date	Percentage of Maximum Pool Balance
Sept. 2002 – Aug. 2005	N/A
Sept. 2005 – Aug. 2006	[TBD]
Sept. 2006 – Aug. 2007	[TBD]

Sept. 2007 – Aug. 2008	[TBD]
Sept. 2008 – Aug. 2009	[TBD]
Sept. 2009 and thereafter	[TBD]

Registration: The Offered Certificates, other than the Class A-R Certificates, will be available in book-entry form through DTC, Clearstream, Luxembourg and Euroclear.

Source for Calculation of One-Month LIBOR: Telerate Page 3750.

Distributions to Certificate holders:

I. The Interest Remittance Amount will be distributed on each Distribution Date as follows:

1. To FSA, any premium due for the certificate guaranty insurance policy;
2. Concurrently, to the Class A-1, Class A-2, Class A-3, Class A-4, Class A-5, Class A-R and Class P Certificates, Accrued Certificate Interest and any Interest Carry Forward Amounts for such Classes, *pro rata*;
3. To FSA, any reimbursement for amounts paid under the certificate guaranty insurance policy, together with interest thereon at the rate set forth in the pooling and servicing agreement;
4. To the Class M-1 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
5. To the Class M-2 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
6. To the Class B Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
7. For application as part of monthly excess cash flow.

II. Collections of principal before the Stepdown Date, or during a Trigger Event, will be allocated in the following priority:

1. Commencing on the distribution date in December 2007 or thereafter, to the Class P Certificates until the Class Principal Balance of such class has been reduced to zero.
2. First to the Class A-R Certificates, until the Class Principal Balance thereof has been reduced to zero, and then sequentially, (i) to the Class A-1 Certificates, (ii) concurrently to the Class A-2 and Class A-5 Certificates *pro rata,* (iii) to the Class A-3 Certificates and (iv) to the Class A-4 Certificates, until the Class Certificate Balance of each such class has been reduced to zero.
3. To FSA, any reimbursement for amounts paid under the certificate guaranty insurance policy, together with interest thereon at the rate set forth in the pooling and servicing agreement;
4. Sequentially, to the Class M-1, Class M-2 and Class B Certificates, in that order, until the respective Class Principal Balances are reduced to zero; and
5. For application as part of monthly excess cash flow.

III. Collections of principal on and after the Stepdown Date and assuming no Trigger Event is in effect will be allocated in the following priority:

1. Commencing on the distribution date in December 2007 or thereafter, to the Class P Certificates until the Class Certificate Balance of such class has been reduced to zero.
2. Sequentially, (i) to the Class A-1 Certificates, (ii) concurrently to the Class A-2 and Class A-5 Certificates *pro rata*, (iii) to the Class A-3 Certificates and (iv) to the Class A-4 Certificates, in accordance with the Target Credit Enhancement percentages;
3. To FSA, any reimbursement for amounts paid under the certificate guaranty insurance policy, together with interest thereon at the rate set forth in the pooling and servicing agreement;
4. Sequentially, to the Class M-1, Class M-2 and Class B Certificates, in that order, in accordance with the

Target Credit Enhancement percentages for each class; and

5. For application as part of each month's excess cash flow.

IV. Any amount remaining after distributions in clauses I, II and III above shall be distributed to the certificates in the following order of priority:

1. For the first Distribution Date, [100]% of the excess interest defined here in IV will be released to the Class X-1 Certificates.
2. a) Prior to the Stepdown Date or if a Trigger Event has occurred or is continuing, until the required overcollateralization amount is reached, according to clause II above; or
   b) On or after the Stepdown Date, provided no Trigger Event is in effect, until the required overcollateralization amount is reached, according to clause III above;
3. To the Class M-1 Certificates, any unpaid realized loss amounts for such Class;
4. To the Class M-2 Certificates, any unpaid realized loss amounts for such Class;
5. To the Class B Certificates, any unpaid realized loss amounts for such Class;
6. To the Class A-1 Certificates, any Basis Risk Carry Forward Amounts, for such Class;
7. To the Class M-1 Certificates, any Basis Risk Carry Forward Amounts for such Class;
8. To the Class M-2 Certificates, any Basis Risk Carry Forward Amounts for such Class;
9. To the Class B Certificates, any Basis Risk Carry Forward Amounts for such Class;
10. To the Basis Risk Reserve Fund, any amounts required to be paid thereto;
11. To the Class X-1 Certificates, the amount distributable thereon pursuant to the pooling and servicing agreement;

BOND SUMMARY

To Call

Class A-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	1.83	1.29	1	0.83	0.71	0.56
First Pay (Years)	0.08	0.08	0.08	0.08	0.08	0.08
Last Pay (Years)	4.08	2.83	2.17	1.75	1.42	1.08

Class A-2, A-5	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	5.73	3.94	2.98	2.31	1.91	1.41
First Pay (Years)	4.08	2.83	2.17	1.75	1.42	1.08
Last Pay (Years)	8.33	5.75	4.33	3.00	2.50	1.83

Class A-3	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	10.36	7.24	5.47	4.31	2.88	2.02
First Pay (Years)	8.33	5.75	4.33	3.00	2.50	1.83
Last Pay (Years)	12.67	9.00	6.83	5.42	4.42	2.25

Class A-4	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	14.40	11.71	8.94	7.12	5.84	2.59
First Pay (Years)	12.67	9.00	6.83	5.42	4.42	2.25
Last Pay (Years)	14.67	12.83	9.83	7.83	6.42	3.00

Class M-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	11.29	8.57	6.51	5.28	4.7	4.51
First Pay (Years)	6.08	4.25	3.17	3.25	3.50	3.00
Last Pay (Years)	14.67	12.83	9.83	7.83	6.42	4.67

Class M-2	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	11.29	8.57	6.51	5.24	4.51	3.99
First Pay (Years)	6.08	4.25	3.17	3.17	3.25	3.50
Last Pay (Years)	14.67	12.83	9.83	7.83	6.42	4.67

Class B	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	11.29	8.57	6.51	5.23	4.45	3.72
First Pay (Years)	6.08	4.25	3.17	3.08	3.17	3.25
Last Pay (Years)	14.67	12.83	9.83	7.83	6.42	4.67

To Maturity

Class A-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	1.83	1.29	1	0.83	0.71	0.56
First Pay (Years)	0.08	0.08	0.08	0.08	0.08	0.08
Last Pay (Years)	4.08	2.83	2.17	1.75	1.42	1.08

Class A-2, A-5	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	5.73	3.94	2.98	2.31	1.91	1.41
First Pay (Years)	4.08	2.83	2.17	1.75	1.42	1.08
Last Pay (Years)	8.33	5.75	4.33	3.00	2.50	1.83

Class A-3	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	10.36	7.24	5.47	4.31	2.88	2.02
First Pay (Years)	8.33	5.75	4.33	3.00	2.50	1.83
Last Pay (Years)	12.67	9.00	6.83	5.42	4.42	2.25

Class A-4	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	14.74	12.5	10.27	8.46	7.02	2.59
First Pay (Years)	12.67	9.00	6.83	5.42	4.42	2.25
Last Pay (Years)	20.92	17.33	14.67	14.67	14.25	3.00

Class M-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	11.38	8.88	7.07	5.83	5.17	5.75
First Pay (Years)	6.08	4.25	3.17	3.25	3.50	3.00
Last Pay (Years)	18.42	14.67	14.67	14.67	12.33	10.25

Class M-2	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	11.30	8.88	7.07	5.73	4.91	4.27
First Pay (Years)	6.08	4.25	3.17	3.17	3.25	3.50
Last Pay (Years)	15.83	14.67	14.67	13.17	10.92	7.83

Class B	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	11.29	8.88	6.94	5.58	4.74	3.92
First Pay (Years)	6.08	4.25	3.17	3.08	3.17	3.25
Last Pay (Years)	14.67	12.83	9.83	7.83	6.42	4.67

Net Funds Cap Table

Period	50 PPC	100 PPC	150 PPC	200 PPC
1	11.55%	11.55%	11.55%	11.55%
2	11.55%	11.55%	11.55%	11.55%
3	11.55%	11.55%	11.55%	11.55%
4	11.55%	11.55%	11.55%	11.55%
5	11.55%	11.55%	11.55%	11.55%
6	11.55%	11.55%	11.55%	11.55%
7	11.55%	11.55%	11.55%	11.55%
8	11.55%	11.55%	11.55%	11.55%
9	11.55%	11.55%	11.55%	11.55%
10	11.55%	11.55%	11.55%	11.54%
11	11.55%	11.55%	11.55%	11.54%
12	11.55%	11.55%	11.55%	11.54%
13	11.55%	11.55%	11.54%	11.54%
14	11.55%	11.55%	11.54%	11.54%
15	11.55%	11.55%	11.54%	11.54%
16	11.55%	11.55%	11.54%	11.54%
17	11.55%	11.55%	11.54%	11.54%
18	11.55%	11.55%	11.54%	11.54%
19	11.55%	11.55%	11.54%	11.54%
20	11.55%	11.55%	11.54%	11.54%
21	11.55%	11.54%	11.54%	11.54%
22	11.55%	11.54%	11.54%	11.54%
23	11.55%	11.54%	11.54%	11.54%
24	11.55%	11.54%	11.54%	11.54%
25	11.55%	11.54%	11.54%	11.54%
26	11.55%	11.54%	11.54%	11.55%
27	11.55%	11.54%	11.54%	11.55%
28	11.55%	11.54%	11.54%	11.55%
29	11.55%	11.54%	11.54%	11.56%
30	11.55%	11.54%	11.54%	11.56%
31	11.55%	11.54%	11.54%	11.56%
32	11.55%	11.54%	11.54%	11.57%
33	11.55%	11.54%	11.54%	11.57%
34	11.55%	11.54%	11.55%	11.58%
35	11.55%	11.54%	11.55%	11.58%
36	11.55%	11.54%	11.55%	11.58%

This table was run assuming 30/360 day count basis.

Statistical Collateral Summary – Total Pool

All information on the Mortgage Loans is approximate and is based off of scheduled balances as of the 08/01/02 cutoff date. The final numbers will be found in the prospectus supplement. In the final pool, thirty-day delinquencies and sixty-day delinquencies will represent less than 1.50% and 0.50% of the Mortgage Loans, respectively.

		Min	Max
Total Number of Loans	9,421		
Total Outstanding Loan Balance	$ 378,085,086		
Average Loan Current Balance	$40,132	$3,066	$400,000
Weighted Average Combined LTV	94.26%	9.41%	100.00%
Weighted Average Coupon	12.11%	6.25%	15.99%
Weighted Average FICO (Non-Zero)	680		
Weighted Average Age (Months)	4		
% Prepayment Penalties	51.29%		
% Second Liens	100.00%		

		Loan Count	Balance	%
Current Rate	6.001 - 6.500	1	108,883.45	0.03
	6.501 - 7.000	4	305,881.78	0.08
	7.001 - 7.500	33	1,495,574.61	0.4
	7.501 - 8.000	157	6,871,300.83	1.82
	8.001 - 8.500	316	11,026,766.21	2.92
	8.501 - 9.000	470	17,656,920.04	4.67
	9.001 - 9.500	370	15,321,599.59	4.05
	9.501 - 10.000	476	22,817,987.23	6.04
	10.001 - 10.500	419	19,716,843.80	5.21
	10.501 - 11.000	501	20,843,430.52	5.51
	11.001 - 11.500	469	19,695,403.90	5.21
	11.501 - 12.000	850	34,050,395.07	9.01
	12.001 - 12.500	615	25,582,295.23	6.77
	12.501 - 13.000	851	33,862,251.94	8.96
	13.001 - 13.500	557	21,726,072.65	5.75
	13.501 - 14.000	2,264	92,083,350.69	24.36
	14.001 - 14.500	761	26,361,390.90	6.97
	14.501 - 15.000	245	6,864,051.88	1.82
	15.001 - 15.500	28	722,335.65	0.19
	15.501 - 16.000	34	972,349.98	0.26
	Total:	**9,421**	**378,085,085.96**	**100.00**
FICO	Not Available	10	346,067.88	0.09
	551 - 575	46	589,652.39	0.16
	576 - 600	69	1,207,285.70	0.32
	601 - 625	788	25,201,233.36	6.67
	626 - 650	2,186	86,718,632.82	22.94
	651 - 675	2,084	86,596,232.80	22.9
	676 - 700	1,561	67,029,036.39	17.73
	701 - 725	1,054	41,444,982.90	10.96
	726 - 750	788	34,351,929.57	9.09
	751 - 775	571	23,773,567.97	6.29

	776 - 800	236	9,904,033.21	2.62
FICO (cont.)	801 - 825	27	895,435.90	0.24
	826 - 850	1	26,995.08	0.01
	Total:	**9,421**	**378,085,085.96**	**100.00**
Scheduled Balance	0.01 - 25,000.00	3,161	57,079,468.29	15.10
	25,000.01 - 50,000.00	4,063	146,738,614.64	38.81
	50,000.01 - 75,000.00	1,487	90,541,341.83	23.95
	75,000.01 - 100,000.00	432	37,726,748.31	9.98
	100,000.01 - 125,000.00	122	13,728,626.99	3.63
	125,000.01 - 150,000.00	55	7,732,896.28	2.05
	150,000.01 - 175,000.00	19	3,073,968.68	0.81
	175,000.01 - 200,000.00	25	4,796,754.84	1.27
	200,000.01 - 225,000.00	12	2,561,150.62	0.68
	225,000.01 - 250,000.00	17	4,154,520.34	1.10
	250,000.01 - 275,000.00	2	543,450.67	0.14
	275,000.01 - 300,000.00	5	1,457,666.52	0.39
	300,000.01 - 325,000.00	2	629,707.75	0.17
	325,000.01 - 350,000.00	2	679,389.68	0.18
	350,000.01 - 375,000.00	3	1,079,277.64	0.29
	375,000.01 - 400,000.00	14	5,561,502.88	1.47
	Total:	**9,421**	**378,085,085.96**	**100.00**
Combined LTV	5.001 - 10.000	3	138,736.99	0.04
	10.001 - 15.000	4	83,955.67	0.02
	15.001 - 20.000	4	121,506.26	0.03
	20.001 - 25.000	3	135,942.60	0.04
	25.001 - 30.000	3	114,476.86	0.03
	30.001 - 35.000	6	139,976.14	0.04
	35.001 - 40.000	4	169,062.38	0.04
	40.001 - 45.000	6	386,392.58	0.10
	45.001 - 50.000	15	1,216,928.59	0.32
	50.001 - 55.000	14	931,202.44	0.25
	55.001 - 60.000	18	2,060,491.00	0.54
	60.001 - 65.000	32	2,376,047.29	0.63
	65.001 - 70.000	46	3,768,734.95	1.00
	70.001 - 75.000	61	4,285,870.89	1.13
	75.001 - 80.000	200	15,918,067.67	4.21
	80.001 - 85.000	251	11,221,454.67	2.97
	85.001 - 90.000	1,722	64,283,215.59	17.00
	90.001 - 95.000	1,829	65,606,199.01	17.35
	95.001 - 100.000	5,200	205,126,824.38	54.25
	Total:	**9,421**	**378,085,085.96**	**100.00**
Documentation Type	Full Documentation	3,835	135,037,859.31	35.72
	Reduced Documentation	2,698	115,115,345.88	30.45
	No Ratio	316	16,948,397.05	4.48
	No Income/ No Asset	843	37,464,683.92	9.91
	Stated Income / Stated Assets	1,729	73,518,799.80	19.45

	Total:	**9,421**	**378,085,085.96**	**100.00**
Occupancy Status	Primary	8,454	348,690,966.54	92.23
	Second Home	79	3,937,393.12	1.04
	Investment	888	25,456,726.31	6.73
	Total:	**9,421**	**378,085,085.96**	**100.00**
State	California	3,803	187,748,220.69	49.66
	New York	371	19,330,232.37	5.11
	Florida	570	17,481,756.93	4.62
	Arizona	447	13,665,949.11	3.61
	Washington	322	12,577,576.54	3.33
	Colorado	249	10,900,588.73	2.88
	Illinois	333	10,209,211.93	2.70
	Massachusetts	203	9,123,542.90	2.41
	New Jersey	208	8,401,943.90	2.22
	Virginia	232	8,289,965.73	2.19
	Texas	285	8,151,061.21	2.16
	Nevada	207	7,928,692.53	2.10
	Georgia	223	7,499,099.65	1.98
	Oregon	231	7,299,837.70	1.93
	Maryland	201	6,810,403.52	1.80
	Other	1,536	42,667,002.53	11.29
	Total:	**9,421**	**378,085,085.96**	**100.00**
Purpose	Purchase	6,972	266,136,091.09	70.39
	Cashout Refinance	1,893	91,410,434.90	24.18
	Rate/Term Refinance	524	19,660,651.40	5.20
	Debt Consolidation	30	842,344.78	0.22
	Not Available	2	35,563.80	0.01
	Total:	**9,421**	**378,085,085.96**	**100.00**
Product Type	Fixed Rate	9,421	378,085,085.96	100.00
	Total:	**9,421**	**378,085,085.96**	**100.00**
Property Type	Single Family Residence	6,533	260,637,614.38	68.94
	Planned Unit Development	1,137	52,035,994.22	13.76
	2-4 Family	956	38,127,659.52	10.08
	Condominium	704	24,317,012.41	6.43
	Manufactured Housing	37	948,361.85	0.25
	Townhouse/Rowhouse	53	1,981,707.80	0.52
	Cooperative	1	36,735.78	0.01
	Total:	**9,421**	**378,085,085.96**	**100.00**
Lien Position	Second Lien	9,421	378,085,085.96	100.00
	Total:	**9,421**	**378,085,085.96**	**100.00**

HEMT 2002-2 B

Balance	$2,250,000.00	Delay	0	Index	LIBOR_1MO | 1.84	WAC	12.114262
Coupon	4.39	Dated	8/28/2002	Mult / Margin	1 / 2.55	NET	11.579262
Settle	8/28/2002	First Payment	9/25/2002	Cap / Floor	999 / 0	WAM	191

Price	*50 PPC, Call (Y)* Disc Margin	*75 PPC, Call (Y)* Disc Margin	*100 PPC, Call (Y)* Disc Margin	*125 PPC, Call (Y)* Disc Margin	*150 PPC, Call (Y)* Disc Margin	*200 PPC, Call (Y)* Disc Margin
97-00	289.489	298.183	309.233	320.484	330.267	343.028
97-04	288.026	296.35	306.932	317.707	327.076	339.3
97-08	286.565	294.52	304.635	314.934	323.891	335.578
97-12	285.106	292.694	302.341	312.166	320.71	331.862
97-16	283.65	290.87	300.051	309.401	317.535	328.15
97-20	282.195	289.049	297.765	306.641	314.364	324.444
97-24	280.744	287.231	295.482	303.886	311.197	320.743
97-28	279.294	285.416	293.203	301.134	308.036	317.047
98-00	277.847	283.604	290.928	298.387	304.879	313.356
WAL	11.29	8.57	6.51	5.23	4.45	3.72
LIBOR_1MO	1.84	1.84	1.84	1.84	1.84	1.84

HEMT 2002-2 A-5

Balance	$27,250,000.00	Delay	24	WAC	12.11426245
Coupon	4	Dated	8/1/2002	NET	11.579262
Settle	8/28/2002	First Payment	9/25/2002	WAM	191

Price	*50 PPC, Call (Y)*	*75 PPC, Call (Y)*	*100 PPC, Call (Y)*	*125 PPC, Call (Y)*	*150 PPC, Call (Y)*	*200 PPC, Call (Y)*
	Yield	Yield	Yield	Yield	Yield	Yield
99-16	4.0801	4.0989	4.1184	4.1415	4.1627	4.2066
99-20	4.0551	4.0638	4.0729	4.0836	4.0934	4.1138
99-24	4.0301	4.0288	4.0274	4.0258	4.0242	4.0211
99-28	4.0052	3.9938	3.982	3.968	3.9552	3.9286
100-00	3.9803	3.9589	3.9367	3.9104	3.8863	3.8363
100-04	3.9555	3.924	3.8914	3.8529	3.8174	3.7441
100-08	3.9306	3.8892	3.8462	3.7955	3.7487	3.6521
100-12	3.9059	3.8545	3.8011	3.7381	3.6801	3.5602
100-16	3.8811	3.8198	3.756	3.6809	3.6116	3.4685
WAL	5.73	3.94	2.98	2.31	1.91	1.41
LIBOR_1MO	1.84	1.84	1.84	1.84	1.84	1.84